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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

Vestin Group, Inc.

(Name of Issuer)

Vestin Group, Inc.

(Names of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

867281107

(CUSIP Number)

John Alderfer
c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702) 227-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Ira Levine, Esq.
Levine, Garfinkle & Katz
3441 S. Eastern Avenue, Suite 600
Las Vegas, Nevada 89109
(702) 735-0451

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (17 CFR 240.13e-3(c)) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☑	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*     $1,360,832.25                    Amount of filing fee**     $160.17

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $160.17

Form or Registration No.: Schedule TO

Filing Party: Michael V. Shustek

Date Filed: April 4, 2005

*	Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.0001, of Vestin Group, Inc., not beneficially owned by Mr. Shustek. Calculated by multiplying $2.85, the per share tender offer price, by 477,485, the number of currently outstanding shares of common stock of Vestin Group, Inc. not beneficially owned by Mr. Shustek.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005 issued by the U.S. Securities and Exchange Commission on December 9, 2004, by multiplying the transaction valuation by 0.01177%.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Amendment No. 3 amends and supplements the Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) filed by Vestin Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 5, 2005, as amended on April 6, 2005 and April 21, 2005. The Schedule 13E-3 relates to the offer by Michael V. Shustek, the majority stockholder, Chairman, Chief Executive Officer and President of the Company, to purchase any and all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of the Company not owned by Mr. Shustek, for $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2005, and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (the “Schedule TO”), filed by Mr. Shustek with the SEC on April 5, 2005.

Item 8. Fairness of the Transaction.

     Items 8(a) and 8(b) are revised in their entirety to read as follows:

     (a) Fairness.

Recommendation of the Special Committee

     THE MEMBERS OF THE SPECIAL COMMITTEE, ACTING FOR, AND ON BEHALF OF, THE COMPANY, UNANIMOUSLY DETERMINED THAT THE OFFER IS SUBSTANTIVELY AND PROCEDURALLY FAIR AND RECOMMENDED THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Background

     In December of 2003, the Board of Directors of the Company appointed a special committee (the “Special Committee”) comprised of the independent directors of the Board of Directors to consider a proposed transaction by Mr. Shustek to acquire complete control of, and the entire interest in, the Company. However, before the Special Committee engaged in any substantive negotiations or conducted a valuation of the Company, Mr. Shustek advised the Special Committee on February 13, 2004 that he was no longer prepared to proceed with the proposed transaction because of the anticipated costs in relation to the size of the transaction.

     On August 23, 2004, Mr. Shustek filed a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) with the Securities and Exchange Commission (the “SEC”) in which he described his intention to make privately negotiated and open market purchases of Shares because he believed the Shares were undervalued. The Special Committee was not consulted and did not participate in the preparation of the Schedule 13E-3. The Special Committee has been informed that no purchases were made by Mr. Shustek in accordance with the plans set forth in the Schedule 13E-3 because of the position of the SEC staff that each subsequent purchase would constitute a 13E-3 transaction requiring a separate filing with the SEC.

      In January and February 2005, Mr. Shustek orally advised the Board of Directors that he was considering making a tender offer to acquire any and all Shares not owned by him. Thereafter, the Board reconstituted its Special Committee, which is comprised of all of the independent members of the Board of Directors — Messrs. Aalberts, Sansone and Zaffarese-Leavitt. Because the other members of the Board of Directors have a conflict of interest with respect to a proposal by Mr. Shustek, the Board delegated to the Special Committee the authority to act for, and on behalf of, the Company with respect to Mr. Shustek’s proposal, including to consider the fairness of the Offer and make a recommendation with respect to such Offer.

      On March 3, 2005, Mr. Shustek orally advised the Board that he was considering an all cash tender offer at $2.85 a Share. The Special Committee held a meeting on that date to consider Mr. Shustek’s non-binding proposal. At the meeting, the Special Committee reviewed a preliminary report prepared by Houlihan Valuation Advisors (“HVA”) entitled “Fair Value Determination of Vestin Group, Inc.” (the “Valuation Report”). The Valuation Report indicated a range of fair values for the Shares of $2.35 to $2.70 per Share. After reviewing the preliminary Valuation Report, the Special Committee asked HVA to consider the Company’s future prospects in light of the proposal that is under consideration to convert each of the three publicly held funds managed by a subsidiary of the Company into a real estate investment trust, or REIT, and to list the shares of the REITs on a securities exchange. The Offer to Purchase contains a discussion of this proposal and its potential impact on the Company at pages 2-3, and page 19.

     On March 10, 2005, the Special Committee held another meeting to consider the non-binding proposal of Mr. Shustek. A representative of HVA participated in the meeting and answered a number of questions raised by the Special Committee. At the completion of this meeting, the Special Committee decided to consider all the information presented and meet the following day for further discussions. On March 11, 2005, the Special Committee met again and following the meeting advised Mr. Shustek that it had tentatively concluded it would recommend that the Company’s stockholders accept an offer at $2.85 per Share, subject to review of the final Valuation Report.

     On March 24, 2005, the Special Committee held another meeting during which it reviewed the Valuation Report. A representative of HVA participated in the meeting and answered a number of questions regarding the Valuation Report. After considering the Valuation Report, the Special Committee asked Mr. Shustek if he would commit to acquire any Shares remaining outstanding after completion of his tender offer at the same price of $2.85 per Share. Mr. Shustek advised that he would make this commitment if he owned at least 90% of the outstanding Shares following completion of the tender offer and would agree to proceed with the Offer on this basis.

     On March 31, 2005, the Special Committee met again to review the final Valuation Report, which indicated a range of fair values of $2.35 to $2.70 per Share. A representative of HVA participated in a portion of the meeting and answered a number of questions regarding the factors considered in determining the fair value of the Shares. After considerable deliberations, the Special Committee then resolved to recommend to stockholders that they accept the proposed offer of $2.85 per Share and tender their Shares pursuant to the Offer.

     (b) Factors considered in determining fairness.

     The Special Committee, acting for the Company, has concluded that the Offer is substantially and procedurally fair and accordingly is recommending that stockholders of the Company accept the Offer and tender their Shares. In making its determination, the Special Committee considered primarily the following factors: (i) the fairness of the Offer Price; (ii) the lack of liquidity for the Shares; and (iii) the lack of any prospect for alternative offers by third parties to acquire the Shares.

     In evaluating the fairness of the Offer Price, the Special Committee placed significant emphasis upon the Valuation Report prepared by HVA. HVA concluded that the value of the Shares was in a range of $2.30 to $2.70 per Share. HVA, as well as a number of other valuation advisers, were introduced to the Special Committee by the Company’s outside legal counsel in early 2004, when the Committee was considering hiring advisers to assist it in evaluating a possible offer from Mr. Shustek. The Special Committee, however, did not retain HVA or any other valuation advisers at that time. In early 2005, after Mr. Shustek indicated his interest in pursuing a tender offer, he advised the Special Committee that the Company had retained HVA to prepare a valuation report. HVA was retained by the Company primarily for the following reasons: (i) HVA had the requisite competence and independence to prepare the Valuation Report; (ii) the fee charged by HVA was considered reasonable in light of the scope of its services and the size of the transaction; and (iii) HVA indicated that it could complete the Valuation Report in a timely fashion.

     The Special Committee then met separately with an HVA representative. The Special Committee was favorably impressed with the experience of the representative who had provided independent valuations for many transactions during his 23 year career. The Special Committee also discussed valuation methodology with the HVA representative and was satisfied with HVA’s approach. The Special Committee was advised by Mr. Shustek and the HVA representative that HVA had not had any prior business dealings with Mr. Shustek, the Company or any of their respective affiliates. The Special Committee concluded that HVA had the requisite competence and independence to render the Valuation Report.

     As further discussed in “Item 8(a)— Background” above, the Special Committee held several meetings to discuss and evaluate the Valuation Report and met with HVA to discuss their methodology and conclusions. On March 31, 2005, after considering the final Valuation Report, the Special Committee resolved to recommend that stockholders accept the proposed offer of $2.85 per Share. The Special Committee believes that the Offer Price is fair — it represents a premium of $0.15, or 5.6%, over the high end of the valuation of the Shares prepared by HVA.

     In recommending the Offer, the Special Committee also considered the lack of liquidity for the Shares. The Shares currently are quoted in the pink sheets. Trading volume averaged 434 Shares per day since the Company was de-listed from Nasdaq on February 4, 2005 and prior to the public announcement of the Offer on March 25, 2005, and there were many days when there was no trading. Thus, current stockholders may have a difficult time disposing of their Shares. Additionally, any significant selling pressure could result in a material decline in the price of the Shares. The Special Committee believes that this illiquidity is likely to continue and that it is unlikely that an active trading market for the Shares will develop in the foreseeable future given the small public float. For these reasons, the Special Committee believes that the Offer represents an opportunity for stockholders to dispose of their Shares at a fair price and obtain liquidity for an otherwise illiquid investment.

     Finally, in recommending the Offer, the Special Committee considered the lack of any alternatives to Mr. Shustek’s proposal. The Company has not received any other firm offers during the past two years. In the view of the Special Committee, it is highly unlikely that any firm offers would be received from any third party because of Mr. Shustek’s control of a majority of the outstanding Shares and Mr. Shustek’s public statements indicating his intention to increase his Share holdings. Under these circumstances, the Special Committee concluded that it would not be fruitful to explore the possibility of obtaining an alternative offer from a third party.

     The Special Committee did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Offer and the Offer is not subject to the approval of a least a majority of unaffiliated stockholders. Accordingly, the unaffiliated security holders do not have the benefit of these safeguards. Despite the absence of these procedural safeguards, the Special Committee believes the Offer is fair for the reasons discussed above. The Special Committee further believes that the absence of certain procedural safeguards is mitigated by the following factors:

•	a Special Committee comprised solely of independent directors was delegated the authority to consider and evaluate the Offer;

•	the Special Committee met on five separate occasions as described above to consider the Offer and the interests of the unaffiliated stockholders;

•	the Special Committee relied in significant part upon the Valuation Report prepared by HVA, an independent valuation firm that the Committee has deemed to have the requisite competence and independence to prepare the Valuation Report;

•	each stockholder can individually determine whether to tender Shares in the Offer; and

•	the terms of the Offer partially alleviate the potential coercive effect on stockholders by providing that the Offer is not contingent upon a minimum number of Shares being tendered and by requiring Mr. Shustek to commit to purchase the remaining Shares he does not own at the same Offer Price if he owns 90% or more of the outstanding Shares following completion of the Offer.

     The foregoing discussion of the material factors considered by the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Special Committee may have assigned different weights to different factors. After weighing all of these considerations, the Special Committee unanimously approved the terms of the Offer and recommended that holders of Shares tender their Shares in the Offer.

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VESTIN GROUP, INC.
/s/ JOHN ALDERFER
Name:	John Alderfer
Title:	Chief Financial Officer

Date: April 21, 2005